UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*

___________________

Thermon Group Holdings, Inc.
(Name of Issuer)
___________________

Common Stock, $0.001 par value per share
(Title of Class of Securities)

88362T 103
 (CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)
___________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 88362T 103                                                                                                                                            2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Thompson Street Capital Partners II, L.P. I.R.S. # 20-4410319
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,316,673
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,316,673
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,316,673
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARESNot Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%1
12	TYPE OF REPORTING PERSON PN

1
The denominator for this calculation is based on 29,902,353 shares of Company common stock outstanding as of February 7, 2012, as reported in the Company’s quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on February 9, 2012.

SCHEDULE 13G
CUSIP No. 88362T 103                                                                                                                                           3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Thompson Street Capital Partners II GP, L.P. I.R.S. # 20-4410134
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,316,673
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,316,673
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,316,673
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARESNot Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%1
12	TYPE OF REPORTING PERSON PN

1
The denominator for this calculation is based on 29,902,353 shares of Company common stock outstanding as of February 7, 2012, as reported in the Company’s quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on February 9, 2012.

SCHEDULE 13G
CUSIP No. 88362T 103                                                                                                                                           4 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Thompson Street Capital LLC I.R.S. # 20-4409865
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,316,673
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,316,673
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,316,673
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARESNot Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%1
12	TYPE OF REPORTING PERSON OO

1
The denominator for this calculation is based on 29,902,353 shares of Company common stock outstanding as of February 7, 2012, as reported in the Company’s quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on February 9, 2012.

SCHEDULE 13G
CUSIP No. 88362T 103                                                                                                                                           5 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) James A. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,316,673
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,316,673
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,316,673
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARESNot Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%1
12	TYPE OF REPORTING PERSON IN

1
The denominator for this calculation is based on 29,902,353 shares of Company common stock outstanding as of February 7, 2012, as reported in the Company’s quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on February 9, 2012.

SCHEDULE 13G
CUSIP No. 99362T 103                                                                                                                                                6 of 9

Item 1(a).	Name of Issuer:

Thermon Group Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Thermon Drive, San Marcos, Texas 78666

Items 2(a),
(b) and (c).           Name of Persons Filing, Address of Principal Business Office and Citizenship:

(a)	Thompson Street Capital Partners II, L.P.
Thompson Street Capital Partners II GP, L.P.
Thompson Street Capital LLC
James A. Cooper

The foregoing persons, sometimes collectively referred to herein as the “Reporting Persons,” have entered into an Agreement as to Joint Filing of Schedule 13G, a copy of which is filed with this Schedule 13G as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	The address of the principal business office of each of the Reporting Persons is:

c/o Thompson Street Capital LLC
120 S. Central Avenue, Suite 600
St. Louis, MO 63105

(c)	Thompson Street Capital Partners II, L.P. - Delaware
Thompson Street Capital Partners II GP, L.P. – Delaware
Thompson Street Capital LLC – Delaware
James A. Cooper – United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

88362T 103

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

                              Thompson Street Capital Partners II, L.P. – 3,316,673 shares

SCHEDULE 13G
CUSIP No. 88362T 103                                                                                                                                            7 of 9

Thompson Street Capital Partners II GP, L.P. – 3,316,673 shares
Thompson Street Capital LLC – 3,316,673 shares
James A. Cooper – 3,316,673 shares

(b)	Percent of class:

Thompson Street Capital Partners II, L.P. – 11.1%
Thompson Street Capital Partners II GP, L.P. – 11.1%
Thompson Street Capital LLC – 11.1%
James A. Cooper – 11.1%

The denominator for this calculation is based on 29,902,353 shares of Company common stock outstanding as of February 7, 2012, as reported in the Company’s quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on February 9, 2012.

(c)	Number of shares to which such Reporting Persons have:

(i)	Sole power to vote or to direct the vote:

Thompson Street Capital Partners II, L.P. – 0 shares
Thompson Street Capital Partners II GP, L.P. – 0 shares
Thompson Street Capital LLC – 0 shares
James A. Cooper – 0 shares

(ii)	Shared power to vote or to direct the vote:

Thompson Street Capital Partners II, L.P. – 3,316,673 shares
Thompson Street Capital Partners II GP, L.P. – 3,316,673 shares
Thompson Street Capital LLC – 3,316,673 shares
James A. Cooper – 3,316,673 shares

(iii)	Sole power to dispose or to direct the disposition of:

Thompson Street Capital Partners II, L.P. – 0 shares
Thompson Street Capital Partners II GP, L.P. – 0 shares
Thompson Street Capital LLC – 0 shares
James A. Cooper – 0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Thompson Street Capital Partners II, L.P. – 3,316,673 shares
Thompson Street Capital Partners II GP, L.P. – 3,316,673 shares
Thompson Street Capital Partners, LLC – 3,316,673 shares
James A. Cooper – 3,316,673 shares

Item 5.	Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

SCHEDULE 13G
CUSIP No. 88362T 103                                                                                                                                            8 of 9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.	Notice of Dissolution of Group.

               Not Applicable.

Item 10.                              Certification.

               Not Applicable.

SCHEDULE 13G
CUSIP No. 88362T 103                                                                                                                                          9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2012
Thompson Street Capital Partners II, L.P.

By: Thompson Street Capital Partners II GP, L.P., its General Partner

By: Thompson Street Capital LLC, its General Partner

/s/ James A. Cooper
Name: James A. Cooper Title: Sole Manager

Thompson Street Capital Partners II GP, L.P.

By: Thompson Street Capital LLC, its General Partner

/s/ James A. Cooper
Name: James A. Cooper Title: Sole Manager

Thompson Street Capital LLC

/s/ James A. Cooper
Name: James A. Cooper Title: Sole Manager

/s/ James A. Cooper
James A. Cooper, Individually

Exhibit A

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G relating to the Common Stock of Thermon Group Holdings, Inc., and any further amendments thereto, is filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this agreement shall be filed as an exhibit to such Schedule 13G.

Dated:  February 14, 2012

Thompson Street Capital Partners II, L.P.

By: Thompson Street Capital Partners II GP, L.P., its General Partner

By: Thompson Street Capital LLC, its General Partner

/s/ James A. Cooper
Name: James A. Cooper Title: Sole Manager

Thompson Street Capital Partners II GP, L.P.

By: Thompson Street Capital LLC, its General Partner

/s/ James A. Cooper
Name: James A. Cooper Title: Sole Manager

Thompson Street Capital LLC

/s/ James A. Cooper
Name: James A. Cooper Title: Sole Manager

/s/ James A. Cooper
James A. Cooper, Individually